M BARC INVESTMENT GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:		
Private Placement Fee Income	$	99,520
Total revenue		99,520
Expenses:		
Consulting Expenses		26,709
Officers Commission		25,000
Rent		14,614
Communication/Email Expense		476
Professional fees		8,886
Registration & Regulatory fees		6,615
Travel & Entertainment		1,729
Depreciation		267
Office Expense		1,145
Other Operating Expenses		661
Total Costs and Expenses		86,102
Net Income	$	13,417

See accompanying notes to financial statements